UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 26, 2014

DATE, TIME, AND PLACE:

March 26, 2014, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Approve the election of a new member of the Company’s Audit Committee.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, based on favorable recommendation of the Nomination and Remuneration Committee and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, APPROVED  the election, pursuant to article 17, item XXI, of the Company’s Bylaws, of the member of the Company’s Audit Committee, for a term of office until March 18, 2015, Mr. Graham Charles Nye, Brazilian, married, accountant, bearer of  ID card under #9.396.390 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under #010.456.578-08, resident and domiciled in São Paulo/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP,  in capacity of technical qualified member, pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council. The member of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolution # 4.122, from August 2, 2012, of the National Monetary Council, and who will only be vested in the position for which he was elected following the confirmation of his election by the Central Bank of Brazil. It is registered that Mrs. Elidie Palma Bifano will remain on the position of technical qualified member of the Company’s Audit Committee, until Mr. Graham Charles Nye takes office on the position for which he was elected for.

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[Free English Translation]

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, March 26, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 26, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer